Exhibit 12
Calculation of Ratio of Earnings to Fixed Charges
(in thousands)

											Nine Months Ended
	Years Ended July 31,										May 1,		April 30,
	2001		2002		2003		2004		2005		2005		2006

Earnings
Income before cumulative effect of change in accounting principle	$34,206		$12,878		$12,392		$26,649		$57,173		$21,477		$101,473
Income tax provision	20,091		6,343		2,635		15,232		35,915		14,199		65,162

Earnings	54,297		19,221		15,027		41,881		93,088		35,676		166,635

Fixed Charges
Interest expense	22,195		16,255		27,985		38,098		32,198		25,872		20,920
Portion of rental expense representative of interest factor	2,082		3,030		3,034		3,264		3,429		2,612		2,275

Fixed charges	24,277		19,285		31,019		41,362		35,627		28,484		23,195

Earnings before income tax provision and fixed charges	$78,574		$38,506		$46,046		$83,243		$128,715		$64,160		$189,830

Ratio of earnings to fixed charges	3.2	x	2.0	x	1.5	x	2.0	x	3.6	x	2.3	x	8.2	x